June 23, 2004
To All Shareholders:
                                                             President Fujio Cho
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

 Notice of Resolutions Adopted at FY2004 Ordinary General Shareholders' Meeting
     (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports given and resolutions adopted at today's FY2004 Ordinary General Shareholders' Meeting are as below.


Report:
     Reports on business review, unconsolidated balance sheet and statement of income for the FY2004 term (April 1, 2003 through March 31, 2004)

     Details pertaining to the above financial statements were reported.

Resolutions:
[Resolutions 1 to 6 Proposed by the Company]
     Proposed Resolution 1:    Approval of Proposed Appropriation of Retained
                               Earnings for the FY2004 Term

                               The year-end dividend of 25 yen per share was approved as per the proposed resolution. Combined with the interim dividend, this will result in a total shareholder dividend for the fiscal year ended March 31, 2004 of 45 yen per share.

     Proposed Resolution 2:    Amendment of the Articles of Incorporation

                               Approved as per the proposed resolution.
                               Amendment details can be found on Page 3.

     Proposed Resolution 3:    Election of 27 Directors

                               Approved as per the proposed resolution. The following 27 persons were elected and have taken up their positions as directors: Hiroshi Okuda, Kosuke Ikebuchi, Fujio Cho, Akihiko Saito, Ryuji Araki, Yoshio Ishizaka, Kosuke Shiramizu, Katsuaki Watanabe, Kazushi Iwatsuki, Katsuhiro Nakagawa, Yasuhito Yamauchi, Takashi Kamio, Hiroyuki Watanabe, Akio Matsubara, Tokuichi Uranishi, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Yoshimi Inaba, Takeshi Uchiyamada, Masatami Takimoto, Akio Toyoda, Shoichiro Toyoda, Tetsuo Hattori, Yukitoshi Funo, Takeshi Suzuki, Atsushi Niimi.

     Proposed Resolution 4:    Issue of Stock Acquisition Rights without
                               Consideration to Directors, Managing Officers and
                               Employees, etc., of Toyota Motor Corporation and its Affiliates

                               Approved as per the proposed resolution. Pursuant to Article 280-20 and Article 280-21 of the Commercial Code, Stock Acquisition Rights shall be issued without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc., of Toyota Motor Corporation ("TMC") and its affiliates.

     Proposed Resolution 5:    Repurchase of Shares

                               Approved as per the proposed resolution. In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, authorization has been granted to repurchase shares of TMC common stock, up to 65 million shares and to a maximum value of 250 billion yen, based on provisions of Article 210 of the Commercial Code, with the acquisition to occur between the conclusion of this Ordinary General Shareholders' Meeting and the conclusion of the next Ordinary General Shareholders' Meeting.

     Proposed Resolution 6:    Award of Bonus Payments to Mr. Iwao Isomura
                               (deceased), Former Representative Director and
                               Vice Chairman, and to Retiring Directors

                               Approved as per the proposed resolution. Award of bonus payments in appropriate amounts shall be made to former Vice Chairman Iwao Isomura (deceased), and to retiring directors Zenji Yasuda, Teruyuki Minoura and Shuhei Toyoda for their dedicated efforts in the past in accordance with TMC's standards. Actual amounts and the timing and method of payments shall be determined by the Board of Directors.


[Resolutions 7 to 9 Proposed by Shareholders]
     Proposed Resolution 7:    Proposed Appropriation of Retained Earnings

                               Rejected

     Proposed Resolution 8:    Amendment of the Articles of Incorporation
                               (Part 1)

                               Rejected

     Proposed Resolution 9:    Amendment of the Articles of Incorporation
                               (Part 2)

                               Rejected



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

Amendment Details

                                                 (Amended parts are underlined.)
--------------------------------------------------------------------------------
             Current Provisions                      Proposed Amendment
--------------------------------------------------------------------------------
CHAPTER II.  SHARES                       CHAPTER II.  SHARES
                                          (Repurchase of Shares)
                                          --------------------
             (Newly established)          Article 6
                                          ---------
                                             The Company may repurchase its own
                                             shares upon approval by the Board
                                             of Directors by resolution in
                                             accordance with the provisions of
                                             the Commercial Code Article 211-3
                                             Paragraph 1 Item 2.

--------------------------------------------------------------------------------
Articles 6 to 28                          Articles 7 to 29
             (Omitted)                               (No change)

--------------------------------------------------------------------------------

At the conclusion of today's Ordinary General Shareholders' Meeting, a Board of Directors meeting was held where 25 persons were elected as directors with special titles and 44 managing officers were elected and took up their respective positions.

Chairman of the Board Hiroshi Okuda, Vice Chairman Kosuke Ikebuchi, Vice Chairman Katsuhiro Nakagawa, President Fujio Cho, Executive Vice President Akihiko Saito, Executive Vice President Ryuji Araki, Executive Vice President Yoshio Ishizaka, Executive Vice President Kosuke Shiramizu, Executive Vice President Katsuaki Watanabe, and Executive Vice President Kazushi Iwatsuki were elected and took up positions as representative directors.

The new directors and managing officers are as follows:

Chairman of the Board        Hiroshi Okuda          Senior Managing Director         Mitsuo Kinoshita
Vice Chairman                Kosuke Ikebuchi        Senior Managing Director         Yoshimi Inaba
Vice Chairman                Katsuhiro Nakagawa     Senior Managing Director         Takeshi Uchiyamada
President                    Fujio Cho              Senior Managing Director         Masatami Takimoto
Executive Vice President     Akihiko Saito          Senior Managing Director         Akio Toyoda
Executive Vice President     Ryuji Araki            Senior Managing Director         Tetsuo Hattori
Executive Vice President     Yoshio Ishizaka        Senior Managing Director         Takeshi Suzuki
Executive Vice President     Kosuke Shiramizu       Honorary Chairman                Shoichiro Toyoda
Executive Vice President     Katsuaki Watanabe      Director (with Senior Managing   Yukitoshi Funo
                                                    Director status)
Executive Vice President     Kazushi Iwatsuki       Director (with Senior Managing   Atsushi Niimi
                                                    Director status)
Senior Managing Director     Yasuhito Yamauchi      Full-time Corporate Auditor      Hideaki Miyahara
Senior Managing Director     Takashi Kamio          Full-time Corporate Auditor      Yoshiro Hayashi
Senior Managing Director     Hiroyuki Watanabe      Full-time Corporate Auditor      Chiaki Yamaguchi
Senior Managing Director     Akio Matsubara         Corporate Auditor                Yasutaka Okamura
Senior Managing Director     Tokuichi Uranishi      Corporate Auditor                Hiromu Okabe
Senior Managing Director     Kazuo Okamoto          Corporate Auditor                Yoichi Kaya
Senior Managing Director     Kyoji Sasazu           Corporate Auditor                Tadashi Ishikawa

Managing Officers

Hajime Wakayama              Yoshikazu Amano        Mamoru Furuhashi                 Takashi Shigematsu
Hiroshi Takada               Shinichi Kawashima     Satoshi Ozawa                    Yuzo Ushiyama
Teiji Tachibana              Kunio Komada           Seiichi Sudo                     Yoshikatsu Tanaka
Shinichi Sasaki              Akira Sasaki           Yasuhiko Ichihashi               Nobuyoshi Hisada
Shin Kanada                  Takeshi Yoshida        Tadashi Yamashina                Yasumori Ihara
Akira Okabe                  Hiroshi Kawakami       Takashi Hata                     Mitsuhisa Kato
Yoshio Shirai                Hitoshi Nishiyama      James E. Press                   Takahiko Ijichi
Yoichiro Ichimaru            Iwao Nihashi           Gary L. Convis                   Toshio Furutani
Shoji Ikawa                  Shinzo Kobuki          Alan J. Jones                    Tetsuo Agata
Masuji Arai                  Tadashi Arashima       Wahei Hirai                      John H.Conomos
Koichi Ina                   Masamoto Maekawa       Tatehito Ueda                    Panagiotis
                                                                                     J.Athanasopoulos



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